

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 6, 2021

Robert Azelby
Chief Executive Officer
Eliem Therapeutics, Inc.
23515 NE Novelty Hill Road, Suite B221 #125
Redmond, WA 98053

> **Re: Eliem Therapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 21, 2021**
> **CIK No. 0001768446**

Dear Mr. Azelby:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 21, 2021

Overview, page 1

1. We note your response to prior comment 1 and your revised disclosure that "clinically validated . . . means there are either products that have received regulatory approval or product candidates with these mechanisms of action that have demonstrated statistical significance on efficacy endpoints in published randomized, controlled clinical trials." As currently drafted, this statement could imply that the FDA has approved, or will more easily approve, your products. Although your drugs may target certain pathways that have been used by other drugs, we note that your drugs are still distinct from prior drugs that have been approved by the FDA and/or the dietary supplement PEA used in prior clinical trials. While it is appropriate to say that you are using a similar pathway to help guide

your development programs, please revise your disclosure to remove any implication that your product candidates are more likely to receive FDA approval. Please also place your PEA disclosure in appropriate context by disclosing that the FDA has not, to date, approved PEA-based therapeutics.

2.   We note your response to comment 2. Please revise the summary to make clear that your clinical data to date is limited to a small number of healthy subjects.

3.   We note your response to comment 5 and reissue. Please revise your summary to explain how you acquired the rights to your products and the material terms of those transactions.

4.   We note your response to comment 6. While you state in correspondence that you do not intend to rely on such "precedent favorable clinical activity" but rather intend to "rely solely on [your] own clinical data to support an application for marketing approval," it does not appear that you changed the language in your summary section, as page 3 of the amendment still states that "precedent favorable clinical activity of PEA . . . put us in position to progress a robust clinical development program for ETX-810." Please revise this statement accordingly.

5.   We note your response to comment 8 and re-issue the comment as it relates to your amended disclosure that "previous clinical trials of PEA have shown encouraging safety . . . data." Safety determinations are solely within the authority of the FDA and comparable regulatory bodies. Please revise.

Clinical Experience with PEA in Pain, page 103

6.   Please enlarge the table on this page, as its font is too small to be legible.

Exhibits

7.   We note your response to comments 5 and 12 regarding: (1) the acquisition agreement with Athenen; (2) the acquisition agreement with Carnot, LLC; and (3) the services agreement with Carnot Pharma, LLC and, more specifically, why you do not believe these three agreements need to be filed as exhibits. Please provide us with an explanation of why these agreements should not be filed as material contracts under Item 601(b)(10). Additionally, if you believe that these contracts are immaterial, please provide further explanation for this conclusion.

You may contact Sasha Parikh at 202-551-3627 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Hambelton, Esq.